Exhibit 99.35

Mayfair Provides Update on 2025 Metallurgical Test Results

Supporting the Fenn-Gib Pre-Feasibility Study

VANCOUVER, British Columbia, May 27, 2025 – Mayfair Gold Corp. (“Mayfair”, “Mayfair Gold” or the “Company”) (TSX-V: MFG; OTCQX: MFGCF) is pleased to provide an update on the recent results of the metallurgical test program conducted to advance the Pre-Feasibility Study (“PFS”) for the Fenn-Gib Gold Project (“Fenn-Gib” or the “Project”). The PFS work is focused on advancing Fenn-Gib based on a 4,800 tonne-per-day (“tpd”) process plant supported by an open pit mining operation targeting a high-grade starter zone of mineralization.

The 2025 metallurgical test program commenced in early 2025 and continued through the second quarter. The test work evaluated the performance of fifty composite samples selected to represent the variability of the overall deposit lithologies, across a head grade range of 0.20 to 9.92 g/t gold. The variability test program was designed to evaluate key operational parameters, including flotation feed grind size (comminution), flotation retention time, flotation reagents, concentrate regrinding, and concentrate cyanidation requirements. The insights gained from this test program will support process plant design by informing equipment selection, operational cost estimates, and expectations for overall gold recovery. Testing was undertaken at SGS Laboratories (Lakefield, ON) with the support of Steve Haggarty, P.Eng of Haggarty Technical Services (Burlington, ON).

The findings confirmed the suitability of an 80% passing 106-micron product grind size to feed sulphide/gold rougher flotation, determined the optimal flotation retention time, and identified the required concentrate regrind size range (80% passing 9 to14-microns) for gold extraction applying carbon-in-leach (CIL) cyanidation.

Metallurgical testing results demonstrate excellent gold recovery in rougher flotation concentrate across all flotation feed grades, achieving between 94-97% recovery of gold to the concentrate. After rougher concentrate regrind and cyanidation, the tests indicate an overall metallurgical gold recovery of approximately 82.5% at a feed grade of 0.8 g/t and 88.4% at 1.5 g/t.

Nick Campbell, President and CEO of Mayfair Gold, stated, “This testwork marks a significant milestone in the advancement of the Fenn-Gib Project. The results are instrumental in determining the predicted metallurgical recovery, and importantly, validated a largely conventional process flow sheet including crush and grind, rougher flotation, concentrate regrind and cyanidation for the Project PFS. With this phase of metallurgical testing along with the past work, we have improved confidence going into the PFS and have appropriately defined metallurgical performance for the 4,800 tonne per day plant targeting a feed grade of 1.2 g/t to 1.7g/t gold for the high-grade open pit designs.”

Approximately 35% of the gold within the Fenn-Gib deposit is present as free fine-grained gold, while the majority is associated with pyrite, occurring as inclusions and disseminations ranging from 2 to 26 microns in size. A small fraction of the deposit mineralization contains gold at microscopic levels as a solid solution. Ongoing studies at Process Mineralogical Consulting Ltd. (“PMC”) in Vancouver will define the deportment of the more finely disseminated gold grains.

The PFS is designed to target a high-grade open pit during the initial years of production. Stockpiling strategies may be incorporated into potential future plans for project phasing to a larger-scale operation. Unlocking this optionality may be achieved through metallurgical performance insights in optimizing long-term recovery and efficiency.

The results from the successful 2025 metallurgical test program, along with the near-term development of improved geological modeling (alteration, lithological and structural interpretation) will contribute to the PFS scheduled to be completed by year-end 2025.

Technical Disclosure

All metallurgical test work in referenced in this press release has been completed by SGS Laboratories, based in Lakefield, ON, Canada.

Data verification consisted of ensuring that the samples selected came from within the area where Mineral Resources were estimated. The Qualified Person (“QP”) checked that the sampling protocol used was applicable for the planned testwork. In the QP’s opinion, the testwork conducted was completed by a reputable metallurgical testing facility and used industry-standard methods.

Qualified Persons

Steve Haggarty, P. Eng (Haggarty Technical Services Corp.), independent of the Company and a Qualified Person as defined by National Instrument 43-101 has reviewed and approved the scientific and technical information in this news release.

About Mayfair Gold

Mayfair Gold is a Canadian mineral exploration company focused on advancing the 100% controlled Fenn-Gib gold project in the Timmins region of Northern Ontario. The Fenn-Gib gold deposit is Mayfair’s flagship asset and currently hosts an updated NI 43-101 open pit constrained mineral resource estimate with an effective date of September 3, 2024 with a total Indicated Resource of 181.3M tonnes containing 4.3M ounces at a grade of 0.74 g/t Au and an Inferred Resource of 8.92M tonnes containing 0.14M ounces at a grade of 0.49 g/t Au at a 0.30 g/t Au cut-off grade. Please see the Company’s news release dated September 10, 2024, for further information.

The scientific and technical content of this news release was reviewed, verified, and approved by Drew Anwyll, P.Eng., M.Eng, Chief Operating Officer of the Company, and a Qualified Person as defined by Canadian Securities Administrators’ National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”).

Cautionary Notes to U.S. Investors Concerning Resource Estimates.

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the U.S. securities laws. In particular, and without limiting the generality of the foregoing, the terms “inferred mineral resources,” “indicated mineral resources” and “mineral resources” used or referenced in this presentation are Canadian mineral disclosure terms as defined in accordance with NI 43-101 under the guidelines set out in the 2014 Canadian Institute of Mining, Metallurgy and Petroleum Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines, May 2014 (the “CIM Standards”). The CIM Standards differ from the mineral property disclosure requirements of the U.S. Securities and Exchange Commission (the “SEC”) in Regulation S-K Subpart 1300 (the “SEC Modernization Rules”) under the U.S. Securities Act of 1933, as amended (the “Securities Act”). As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multijurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Standards. Accordingly, the Company’s disclosure of mineralization and other technical information may differ significantly from the information that would be disclosed had the Company prepared the information under the standards adopted under the SEC Modernization Rules.

Forward Looking Information

This news release contains forward-looking information which reflects management’s expectations regarding the Company’s growth, results of operations, performance and business prospects and opportunities. Forward-looking statements in this news release include, but are not limited to, statements regarding the design, development and execution of the Fenn-Gib Gold Project, the timing for completion of the PFS, the advancement of the Fenn-Gib Gold Project to operation and the timing thereof, the Company’s ability to unlock value for its stakeholders, and the advancing of environmental approvals and project designs, the ability of the starter pit to provide free cash flow and the ability to help pay down debt in the early stages of operation, and the ability of the Company to commence detailed engineering work immediately following completion of the PFS. Forward-looking information is based on various reasonable assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; that the Company can access financing, appropriate equipment and sufficient labour; and that the political environment where the Company operates will continue to support the development and operation of mining projects. Should underlying assumptions prove incorrect, or one or more of the risks and uncertainties described below materialize, actual results may vary materially from those described in forward-looking statements.

Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; delays or the inability to obtain necessary governmental permits or financing; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labor disputes or other unanticipated difficulties with or shortages of labor; failure of plant, equipment or processes to operate as anticipated; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, gold price fluctuations; uncertain political and economic environments; and changes in laws or policies.

The Company undertakes no obligation to publicly update or review the forward-looking statements whether as a result of new information, future events or otherwise, other than as required under applicable securities laws. The forward-looking statements reflect management’s beliefs, opinions and projections as of the date of this news release.

Neither the TSX Venture Exchange (“TSXV”) nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this news release.

For further information, please visit www.mayfairgold.ca or direct enquiries to: Nicholas Campbell, CEO, Mayfair Gold Corp., 489 McDougall St, Matheson, ON P0K 1N0 Canada, +1 (800) 342-6705, info@mayfairgold.ca.